UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 72062 / May 1, 2014

Admin. Proc. File No. 3-15650

In the Matter of

THE ENLIGHTENED GOURMET, INC.,
ETERNAL IMAGE, INC.,
MAXCONCEPT INTERNATIONAL HOLDINGS,
    INC., AND
NMT MEDICAL, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by The Enlightened Gourmet, Inc., Eternal Image, Inc., Maxconcept International Holdings, Inc., or NMT Medical, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to The Enlightened Gourmet, Inc., Eternal Image, Inc., Maxconcept International Holdings, Inc., and NMT Medical, Inc. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j)

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[1]   17 C.F.R. § 201.360(d).

[2]   *The Enlightened Gourmet, Inc., Eternal Image, Inc., Maxconcept Int'l Holdings, Inc., and NMT Med., Inc.*, Initial Decision Rel. No. 576 (Mar. 18, 2014), 108 SEC Docket 10, 2014 WL 1022586. The stock symbols and Central Index Key numbers are: ENLG and 1342882 for The Enlightened Gourmet, Inc.; ETNLQ and 868756 for Eternal Image, Inc.; 1445192 for Maxconcept, International Holdings, Inc.; and NMTI and 1017259 for NMT Medical, Inc.

of the Securities Exchange Act of 1934, the registration of each class of registered securities of The Enlightened Gourmet, Inc., Eternal Image, Inc., Maxconcept International Holdings, Inc., and NMT Medical, Inc., is hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Lynn M. Powalski
Deputy Secretary

INITIAL DECISION RELEASE NO. 576
ADMINISTRATIVE PROCEEDING
FILE NO. 3-15650

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of THE ENLIGHTENED GOURMET, INC., ETERNAL IMAGE, INC., MAXCONCEPT INTERNATIONAL HOLDINGS, INC., NMT MEDICAL, INC., U.S. FUEL CORP., AND WITS BASIN PRECIOUS MINERALS, INC.	INITIAL DECISION ON DEFAULT AS TO THE ENLIGHTENED GOURMET, INC., ETERNAL IMAGE, INC., MAXCONCEPT INTERNATIONAL HOLDINGS, INC., AND NMT MEDICAL, INC. March 18, 2014

APPEARANCES: Neil J. Welch, Jr., Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on December 18, 2013, alleging that Respondents have securities registered with the Commission and have failed to file required periodic reports in violation of Section 13(a) of the Securities Exchange Act of 1934 (Exchange Act) and Exchange Act Rules 13a-1 and/or 13a-13. All Respondents, except Maxconcept International Holdings, Inc. (Maxconcept), were served with the OIP by December 26, 2013. See 17 C.F.R. § 201.141(a)(2)(ii). Service on Maxconcept was accomplished no later than January 16, 2014, when a U.S. Postal Service Certified Mail form addressed to Maxconcept, Room 405, 4/F Wing Ming Industrial Centre, 15 Cheung Yue Street, Cheung Sha Wan, Kowloon, Hong Kong, stamped with notice that service had been attempted re-entered the United States for return delivery to the Commission. See 17 C.F.R. § 201.141(a)(2)(ii), (iv).

U.S. Fuel Corp. and Wits Basin Precious Minerals, Inc., have resolved the allegations in the OIP.[1] The Enlightened Gourmet, Inc. (Enlightened Gourmet), Eternal Image, Inc. (Eternal Image), Maxconcept, and NMT Medical, Inc. (NMT Medical) (collectively, Remaining Respondents), were required to answer within ten days after service of the OIP. See OIP at 3; 17 C.F.R. § 201.220(b). As of the date of this Initial Decision, no Remaining Respondent has filed an Answer. Remaining Respondents also failed to attend the telephonic prehearing conference held on February 18, 2014. During the prehearing conference, the Division of Enforcement (Division) stated that it had some discussions with Enlightened Gourmet and had sent it settlement papers, but the company never returned the settlement papers and did not return the Division's call regarding the telephonic prehearing conference. Tr. 5.

Remaining Respondents are in default for failing to file Answers or attend the prehearing conference and the allegations in the OIP are deemed true as to them. 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

Findings of Fact

Enlightened Gourmet, Central Index Key (CIK) No. 1342882, is a revoked Nevada corporation located in Hamden, Connecticut, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Enlightened Gourmet is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported a net loss of $662,925 for the prior nine months. As of October 15, 2013, Enlightened Gourmet's stock, symbol "ENLG," was quoted on OTC Link operated by OTC Markets Group Inc., had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Eternal Image, CIK No. 868756, is a void Delaware corporation located in Farmington, Michigan, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Eternal Image is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q/A for the period ended September 30, 2010, which reported a net loss of $125,562, for the prior three months. On April 13, 2012, an involuntary Chapter 7 proceeding was filed against the company in the U.S. Bankruptcy Court for the Eastern District of Michigan, and the case was still pending as of September 25, 2013. As of October 15, 2013, Eternal Image's stock, symbol "ETNLQ," was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Maxconcept, CIK No. 1445192, is a void Delaware corporation located in Kowloon, Hong Kong, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Maxconcept is delinquent in its periodic filings with the Commission, having not

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[1] On January 10, and February 6, 2014, the Commission issued Orders Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Exchange Act as to Wits Basin Precious Minerals, Inc., and as to U.S. Fuel Corp., respectively. The Enlightened Gourmet, Inc., Exchange Act Release Nos. 71280 and 71495; 2014 SEC LEXIS 133 (Jan. 10, 2014) and 2014 SEC LEXIS 475 (Feb. 6, 2014).

filed any periodic reports since it filed a Form 10-Q for the period ended October 31, 2010, which reported a net loss of $500 for the prior three months.

NMT Medical, CIK No. 1017259, is a void Delaware corporation located in Boston, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). NMT Medical is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported a net loss of over $8.7 million for the prior nine months. As of October 15, 2013, NMT Medical's stock, symbol "NMTI," was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Conclusions of Law

Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. See 17 C.F.R. §§ 240.13a-1, .13a-13. Remaining Respondents have failed to do so. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, motion for reconsideration denied, Exchange Act Release No. 55876 (June 6, 2007), 90 SEC Docket 2419. Moreover, Remaining Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations, or, through their failure to maintain a valid address on file with the Commission did not received such letters.

Sanctions

Exchange Act Section 12(j) authorizes the Commission "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a class of securities or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the registrant has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what is necessary or appropriate for the protection of investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 439.

The failure to file required periodic reports is a serious violation because the reporting requirements of the Exchange Act are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977). Remaining Respondents' violations are recurrent in that each Remaining Respondent repeatedly failed to file periodic reports for over three years. See Impax Lab., Inc., Exchange Act Release No. 57864 (May 23,

2008), 93 SEC Docket 6241, 6252 (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Remaining Respondents are culpable because they knew, or should have known, of their obligation to file periodic reports. See 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); Robert L. Burns, Investment Advisers Act of 1940 Release No. 3260 (Aug. 5, 2011), 101 SEC Docket 44807, 44826 n.60 (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, Remaining Respondents forfeited an opportunity to show they have made efforts to remedy their past violations and to offer assurances against further violations. On these facts, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Remaining Respondents' registered securities.

Order

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of The Enlightened Gourmet, Inc., Eternal Image, Inc., Maxconcept International Holdings, Inc., and NMT Medical, Inc., is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. See 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this Initial Decision within twelve days after service of the Initial Decision. See 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. 17 C.F.R. § 201.155(b).

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Brenda P. Murray
Chief Administrative Law Judge